Filer: Sprott Physical Gold Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: June 29, 2015

Sprott Responds to Continued Failure of Central GoldTrust and Silver Bullion Trust Trustees
 to Address Long-Term Issues

•                  Actions by trustees are an attempt to entrench themselves and the Spicer-controlled administrators and preserve their “golden goose”

•                  Actions would deny GTU and SBT unitholders their fundamental rights and appear to be inconsistent with trustees’ fiduciary duties; Sprott intends to address these matters with the appropriate courts and regulatory authorities

•                  GTU and SBT are outdated and underperforming products with long-term issues that will not be solved by attempts to play “catch-up” to modern bullion products

•                  GTU and SBT trustees have demonstrated no credible plan to address these fundamental problems

Toronto, Ontario, Canada — June 29, 2015 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (NYSE: PHYS / TSX: PHY-U) and Sprott Physical Silver Trust (NYSE: PSLV / TSX: PHS-U) (the “Sprott Physical Trusts”), today responded to the recent announcements by Central GoldTrust (“GTU”) (NYSEMKT: GTU / TSX: GTU-U) and Silver Bullion Trust (“SBT”) (TSX: SBT-U) that their trustees have purported to adopt certain amendments to the declarations of trust of GTU and SBT and commenced litigation against Sprott in the Ontario court.

“For over two years, GTU and SBT unitholders have endured unacceptable and persistent discounts to their net asset value (“NAV”). Over the course of the past six months, the trustees of GTU and SBT have squandered their unitholders’ money by resisting and rejecting redemption features that differ from those historically in place at GTU and SBT. Instead of acknowledging that their products are flawed and outdated, the trustees of GTU and SBT blamed the underperformance of their products on a bear market,” said John Wilson, Chief Executive Officer of Sprott Asset Management. “But now, after witnessing unitholder support building for the superior Sprott offers, they suddenly claim that an inconsequential amendment to their redemption features will fix the discounts plaguing GTU and SBT. So the question is, why have the GTU and SBT trustees contradicted their previous position?”

“We believe the reality is that the trustees of GTU and SBT have begun to resort to desperate tactics to entrench themselves and ensure that their CEO and Chairman continues to receive his sizeable administration fees,” added Mr. Wilson. “These self-serving actions deny GTU and SBT unitholders of fundamental rights, including the right to a say in how their product is managed. We are confident that GTU and SBT unitholders will discern the true motives of the Spicers and their conflicted trustees and remain committed to pursuing the Sprott offers so that GTU and SBT unitholders can benefit from owning professionally managed products that deliver full value for their investment.”

In considering the actions of the GTU and SBT trustees, Sprott believes there are a number of matters of which GTU and SBT unitholders should be aware.

1.              GTU and SBT have long-term issues that will not be solved by attempts of the GTU and SBT trustees to play “catch-up” to modern bullion products

In response to the Sprott offers, GTU’s and SBT’s trustees have announced the purported adoption of redemption features that will allow for redemption of units at 95% of NAV, which their trustees say they

“believe” will result in GTU and SBT units trading closer to their NAV. Unfortunately for GTU and SBT unitholders, this is an inconsequential change and Sprott believes, based on its experience of actually trading at or near NAV, that GTU and SBT investments will continue to trade at a significant discount to the Sprott products. Why choose 95% of the fair value for your investment when the Sprott offers will give you 100% of the value of the precious metal you invested in? To fix the underperformance of GTU and SBT, Sprott believes investors need a dedicated professional manager who will work to enhance the trading value, liquidity and security of their investment through all market cycles.

In this regard, Sprott employs over 150 professionals who consistently and proactively:

•                  Develop and employ proprietary strategies that keep the Sprott products trading at or near NAV;

•                  Publish industry-leading research and commentary on precious metals investing and conduct “roadshows” in key markets worldwide in order to promote the sector and drive interest and demand for the Sprott Physical Trusts;

•                  Seek new opportunities to further enhance the Sprott platform and unitholder value such as the physical coin delivery feature Sprott is in the process of developing and exploring for Sprott Physical Gold Trust; and

•                  Otherwise foster and serve the interests of its unitholders, ensure the integrity, security and transparency of its products and discharge Sprott’s industry-leading reporting and disclosure obligations as a registered and regulated entity under Canadian and U.S. securities laws.

It is for these reasons that the Sprott Physical Trusts have traded so closely to their NAV and at a significant premium of up to 13% and 25% over GTU and SBT, respectively, in recent years.

Conversely, the GTU and SBT trustees have demonstrated that they have no concrete plan to address the fundamental problems caused by their unaccountable management approach. Sprott believes that, without a change in administrators and to their outdated management approach, GTU or SBT will never trade at a premium to NAV again — let alone at a level comparable to the Sprott Physical Trusts.

“As long-time advocates of precious metals investments, we know that GTU and SBT unitholders invested in this asset class because they wanted secure products that track the price of gold and silver. Unfortunately unitholders have been let down by GTU and SBT product structures that foster unaccountable management,” said James Fox, President of Sprott Asset Management. “At Sprott, we have invested heavily to create best-in-class bullion products that accurately track the price of gold and silver, which is why our offers will give GTU and SBT unitholders a significant premium over the current value of their investments.”

The problems at GTU and SBT are further compounded by the fact that each is managed by an unregulated administrator which appears to lack the expertise to properly manage and market your investments in today’s environment. GTU’s and SBT’s unregulated Ontario-based private holding company administrators appear to have collected an aggregate of in excess of $12 million in administrative fees from GTU and SBT unitholders since 2003, while seemingly failing to invest in professional staff or building market awareness of their products. Sprott’s parent company is a fully regulated public company that publishes its financial results quarterly and Sprott is registered with, and regulated by, securities commissions across Canada and the United States. The unregulated private holding companies that act as administrators for GTU and SBT do not disclose any information about their solvency or financial condition. In fact, very little information is publicly available about these entities that are run out of a residential address in Hamilton, Ontario.

2.              The Timing and Motivations of the GTU/SBT trustees are highly questionable

GTU has existed since 2003 and SBT since 2009, each with a redemption feature tied to market value. To our knowledge, no one has ever exercised these redemption features due to their punitive nature. In all these years, and despite the fact that GTU and SBT have traded at persistent discounts to NAV over the past two years, the trustees of GTU and SBT have made no effort to improve the redemption features of their products. In fact, earlier this year, when one of the largest unitholders of GTU and SBT asked for a unitholder vote on changing the redemption features, the GTU and SBT trustees fought the proposal vigorously and used your money to do so. But now, as support for the Sprott offers continues to build, the GTU and SBT trustees have suddenly announced a change to the redemption features just two weeks before the Sprott offers were scheduled to expire. Shouldn’t you be asking yourself why?

We believe that the answer is that they are desperate to protect their own interests. The Spicers still collect their fees even as their products trade at a discount to NAV. In fact, their fees are higher when unitholders are trapped in an underperforming investment with a punitive redemption feature.

Did you know that since the inception of GTU in 2003, the Spicers have collected approximately $70 million in fees from GTU, SBT and Central Fund of Canada?

Have you asked them how much of your money they have spent fighting a redemption feature since January? And have they said publicly why are they spending your money as opposed to their own?

The timing of the GTU/SBT court proceeding is curious in that it follows a proceeding in Alberta that Sprott recently commenced requesting various relief relating to another Spicer-controlled physical bullion vehicle, Central Fund of Canada Limited (“CFCL”). In Sprott’s view, the GTU/SBT proceeding is an attempt to divert attention from the obvious and serious issues raised in the proceedings Sprott has initiated in Alberta which seeks to empower the Class A shareholders of CFCL —who own a 99.98% economic interest in CFCL — by providing them with a vote and choice as to who manages their investment and how it is structured. The Ontario court action in respect of GTU and SBT seems to indicate that the CFCL directors, who are defendants in the Alberta proceeding and also the same individuals who serve as trustees of GTU and/or SBT, will continue to deny the Class A shareholders of CFCL an opportunity to review and vote on their stewardship. While disappointing, Sprott is confident that the courts and securityholders will see through these transparently inappropriate tactics.

3.              The Actions of the GTU/SBT Trustees are “Defensive Tactics” Designed to Deprive you of Fundamental Rights

In their Ontario court action, GTU and SBT are seeking a court order restraining the Sprott offers, thereby depriving you of choice. Similarly, their amendments to GTU’s and SBT’s respective declarations of trust are designed to thwart the Sprott offers and have been adopted without any intention of seeking unitholder approval or ratification of these changes. If this isn’t enough, J.C. Stefan Spicer has sent a letter on behalf of SBT’s administrator to SBT indicating that even if unitholders support the Sprott offer for SBT and want change, he intends to veto the transaction. Sprott believes that these actions are a blatant and unconscionable attempt by the GTU and SBT trustees to entrench themselves and trample upon the fundamental rights of GTU/SBT unitholders, including their right to:

•                  exercise free will to tender to the Sprott offers; and

•                  approve fundamental changes to the GTU and SBT declarations of trust.

By taking these actions and seeking to prevent GTU and SBT unitholders from participating in the Sprott offers even in circumstances where 66 2/3% of all unitholders support such a transaction, the GTU/SBT trustees are creating a de facto dual class structure where only the views of entrenched and conflicted trustees matter. Additionally, they continue to use your funds to pursue actions without merit.

Sprott believes the GTU/SBT court proceeding is wholly without merit and will not only vigorously oppose such application, but intends to issue a counter-application to challenge the trustees’ authority to unilaterally change GTU’s and SBT’s redemption policies without any consultation with, let alone support from, unitholders and will notify the relevant securities regulatory agencies of what it believes are the improper defensive tactics of entrenched and conflicted GTU and SBT trustees.

THE SPROTT OFFERS WILL BE EXTENDED TO EXPIRE ON AUGUST 7, 2015; THEIR EXPIRY COULD RESULT IN A SIGNIFICANT LOST OPPORTUNITY

In light of the pending litigation initiated by GTU and SBT in the Ontario Court, Sprott and the Sprott Physical Trusts will be extending the expiry time of the Sprott offers to 5:00 p.m. on August 7, 2015, unless further extended. If holders of at least 66 2/3% of the GTU/SBT units do not tender to the applicable Sprott offer, such offer may expire without unitholders having been able to exchange their units for those of the applicable Sprott Physical Trust. If this is the case, Sprott believes the price of GTU/SBT units could decline to the levels seen prior to Sprott announcing the Sprott offers. Notices of extension will be filed and sent to unitholders in due course.

GTU and SBT unitholders who have not tendered their units are encouraged to do so now. GTU and SBT unitholders who have questions regarding the Sprott offers are encouraged to contact Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Additional Details of the Offers

Each Sprott offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; the GTU, SBT and Sprott Physical Trusts not being prohibited by applicable law from completing the Merger Transactions; and no litigation or regulatory order that may jeopardize the Sprott offers, as described in the Offer Documents (as defined below).

Each Sprott offer is open for acceptance until 5:00pm on August 7, 2015, unless extended or withdrawn. Concurrently with each of the Sprott offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than the administrator’s nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Sprott offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable.

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This news release is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust, Sprott Physical Silver Trust or CFCL. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, completion and settlement of the Sprott offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott offers, respectively, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers, the completion of the Merger Transactions, the outcome of any litigation surrounding the Sprott offers or CFCL shareholder meetings, and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU, SBT and CFCL

Except as otherwise expressly indicated herein, the information concerning GTU, SBT and CFCL contained in this news release has been taken from and is based solely upon GTU’s, SBT’s and CFCL’s public disclosure on file with the relevant securities regulatory authorities. GTU, SBT and CFCL have not reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU, SBT or CFCL contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU, SBT or CFCL taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Sprott Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU, SBT or CFCL to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s, SBT’s and CFCL’s publicly available documents or records or whether there has been any failure by GTU, SBT or CFCL to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394 or Cell: 647-823-3971

or

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646